SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 09, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation
BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF):	Corporate Taxpayer’s ID (CNPJ/MF):
76.535.764/0001-43	02.570.688/0001-70
Corporate Registry: 53 3 0000622-9	Corporate Registry: 53 3 0000581- 8

Brasil Telecom Clarifies CVM’s Queries

Pursuant to letters CVM/SEP/GEA-2/Nº 003/08 of January 8, 2008 and CVM/SEP/GEA-4/No 004/08 of January 9, 2008, from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) regarding certain stories in the press, i.e., articles in the newspaper Valor Econômico, entitled “BrT prepara reestruturação societária” (“BRT prepares corporate restructuring”) and “Oi recompra ações para de olho em possível consolidação” (“Oi buys back shares with a view to possible consolidation”), comments in the “De olho na bolsa” (“Market Watch”) column, and comments in the Radar On-Line (“Telemar Buys Brasil Telecom”), Brasil Telecom Participações S.A. and Brasil Telecom S.A. (jointly, the “Companies”) clarify that that they have no involvement whatsoever in any transaction(s) involving the sale of shares in their subsidiaries and associated companies by their controlling shareholders. The Companies further declare that they have not entered into any merger, acquisition or sale agreement, not even a preliminary one, with Oi/Telemar or with any other company or investment vehicle.

In addition, we note that the firms in the Brasil Telecom group (Solpart Participações S.A., Techold Participações S.A., Invitel S.A. and Zain Participações S.A., referred to below as the “Controlling Companies”) have released the following statement:

“As is well known to the shareholders of the Companies and the market in general, the Controlling Companies, with the help of specialist advisers, have evaluated various strategic options for their shareholdings in the Companies.

The Controlling Companies would like to emphasize that, notwithstanding rumors to the contrary, and despite discussions in relation to this subject, they have not taken any decision regarding the corporate restructuring of the Companies, nor have they entered into any merger, acquisition or sale agreement, not even of a preliminary nature, with Oi/Telemar or with any other company or investment vehicle.

Furthermore, the Controlling Companies, pursuant to the applicable legislation and regulations, shall promptly disclose any future material act or fact that has a bearing on this matter.”

Brasília, January 9, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 09, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.